File No. 812-[ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

AB PRIVATE CREDIT INVESTORS CORPORATION

AB PRIVATE LENDING FUND

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, L.P.

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND II, L.P.

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, SICAV-SIF S.C.SP.

AB ABBOTT PE CO-INVEST PARTNERS L.P.

AB EQUITY INVESTORS L.P.

AB ABBOTT PE CO-INVEST 2020 FUND L.P.

AB ABBOTT PE CO-INVEST 2024 FUND L.P.

AB-ABBOTT PRIVATE EQUITY INVESTORS 2019 (DELAWARE) FUND L.P.

AB-ABBOTT PRIVATE EQUITY INVESTORS 2020 (DELAWARE) FUND L.P.

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2021 (DELAWARE) FUND L.P.

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2022 (DELAWARE) FUND L.P.

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2023 (DELAWARE) FUND L.P.

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2024 (DELAWARE) FUND L.P.

AB ENERGY OPPORTUNITY FUND, L.P.

AB ENERGY OPPORTUNITY (DELAWARE) FUND II, L.P.

AB PRIVATE CREDIT INVESTORS PACIFIC FUNDING RR L.P.

AB PRIVATE CREDIT INVESTORS LLC

ABPCI DIRECT LENDING FUND CLO VI DEPOSITOR LLC

ABPCI DIRECT LENDING FUND CLO VI LTD

ABPCI DIRECT LENDING FUND CLO XIII LTD

ABPCI DIRECT LENDING FUND CLO XIII DEPOSITOR LLC

ABPCI DIRECT LENDING FUND CLO XIII FIRST STATIC SUBSIDIARY LTD

ABPCI DIRECT LENDING FUND CLO XIII SECOND STATIC SUBSIDIARY LTD

AB-PCI MMDL FUND IV, S.C.SP

ABPCIC AVANT LLC

ABPCIC EQUITY HOLDINGS, LLC

ABPCIC FUNDING II LLC

ABPCIC FUNDING IV LLC

ABPCIC FUNDING V LLC

ABPCIC FUNDING VI LLC

ABPCI DIRECT LENDING FUNDING XV LLC

ABPCIC NC HOLDINGS LLC

ABPCIC SWYFT HOLDINGS LLC

ABPCIC CL SERVICES HOLDINGS, LLC

ABPCIC CONCERTO HOLDINGS LLC

ABPCIC CONSORTIUM NETWORKS, LLC

ABPCIC KALKOMEY HOLDINGS LLC

ABPCIC RACE COMMUNICATIONS HOLDINGS LLC

ABPCIC SERVPRO HOLDINGS LLC

ABPLF SPV I LLC

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

66 Hudson Boulevard East

New York, New York 10001

(212) 969-1000

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE

INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT

COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

AB Private Credit Investors LLC

66 Hudson Boulevard East

New York, New York 10001

Attention:

J. Brent Humphries

Wesley Raper

(212) 969-1000

AltsLegalNotices@alliancebernstein.com

Copies to:

AB Private Credit Investors LLC 501 Commerce Street Nashville, TN 37203 Attention: Leon Hirth (629) 213-5425	Kenneth E. Young, Esq. Paul S. Stevens, Esq. Dechert LLP Cira Center, 2929 Arch Street Philadelphia, PA 19104 (215) 994-2988

June 3, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

AB PRIVATE CREDIT INVESTORS

CORPORATION, AB PRIVATE LENDING

FUND, AB PRIVATE CREDIT INVESTORS

MIDDLE MARKET DIRECT LENDING

FUND, L.P., AB PRIVATE CREDIT

INVESTORS MIDDLE MARKET DIRECT

LENDING FUND II, L.P., AB PRIVATE

CREDIT INVESTORS MIDDLE MARKET

DIRECT LENDING FUND, SICAV-SIF

S.C.SP., AB ABBOTT PE CO-INVEST PARTNERS

L.P., AB EQUITY INVESTORS

L.P., AB ABBOTT PE CO-INVEST 2020 FUND

L.P., AB ABBOTT PE CO-INVEST 2024 FUND

L.P., AB-ABBOTT PRIVATE EQUITY

INVESTORS 2019 (DELAWARE) FUND L.P.,

AB-ABBOTT PRIVATE EQUITY

INVESTORS 2020 (DELAWARE) FUND L.P.,

AB-ABBOTT PRIVATE EQUITY

SOLUTIONS 2021 (DELAWARE) FUND L.P.,

AB-ABBOTT PRIVATE EQUITY

SOLUTIONS 2022 (DELAWARE) FUND L.P.,

AB-ABBOTT PRIVATE EQUITY

SOLUTIONS 2023 (DELAWARE) FUND L.P.,

AB-ABBOTT PRIVATE EQUITY

SOLUTIONS 2024 (DELAWARE) FUND L.P.,

AB ENERGY OPPORTUNITY FUND, L.P.,

AB ENERGY OPPORTUNITY (DELAWARE)

FUND II, L.P., AB PRIVATE CREDIT

INVESTORS PACIFIC FUNDING RR L.P., AB

PRIVATE CREDIT INVESTORS LLC, ABPCI

DIRECT LENDING FUND CLO VI

DEPOSITOR LLC, ABPCI DIRECT

LENDING FUND CLO VI LTD, ABPCI

DIRECT LENDING FUND CLO XIII LTD,

ABPCI DIRECT LENDING FUND CLO XIII

DEPOSITOR LLC, ABPCI DIRECT

LENDING FUND CLO XIII FIRST STATIC

SUBSIDIARY LTD, ABPCI DIRECT

LENDING FUND CLO XIII SECOND STATIC

SUBSIDIARY LTD, AB-PCI MMDL FUND IV,

S.C.SP, ABPCIC AVANT LLC, ABPCIC

EQUITY HOLDINGS, LLC, ABPCIC

FUNDING II LLC, ABPCIC FUNDING IV

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

APPLICATION FOR AN ORDER

PURSUANT TO SECTIONS 17(d) AND 57(i)

OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND

57(a)(4) OF AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

LLC, ABPCIC FUNDING V LLC, ABPCIC

FUNDING VI LLC, ABPCI DIRECT

LENDING FUNDING XV LLC, ABPCIC NC

HOLDINGS LLC, ABPCIC SWYFT

HOLDINGS LLC, ABPCIC CL SERVICES

HOLDINGS, LLC, ABPCIC CONCERTO

HOLDINGS LLC, ABPCIC CONSORTIUM

NETWORKS, LLC, ABPCIC KALKOMEY

HOLDINGS LLC, ABPCIC RACE

COMMUNICATIONS HOLDINGS LLC,

ABPCIC SERVPRO HOLDINGS LLC, ABPLF

SPV I LLC, EQUITABLE FINANCIAL LIFE

INSURANCE COMPANY, EQUITABLE

FINANCIAL LIFE INSURANCE COMPANY

OF AMERICA

66 HUDSON BOULEVARD EAST

NEW YORK, NEW YORK 10001

File No. 812-[ ]

: : : : : : : : : : : : :

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on August 6, 2018 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	AB Private Credit Investors Corporation (“AB BDC”), a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•	AB Private Lending Fund (“AB-LEND” and, together with AB BDC, the “Existing Regulated Funds”), a closed-end management investment company that has elected to be regulated as a BDC under the 1940;

•

AB Private Credit Investors LLC (“AB-PCI”), the investment adviser to the Existing Regulated Funds, the investment adviser to the Existing Affiliated Funds, and the investment adviser to certain investment accounts established by EFLIC and EFLICA;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	AB Private Credit Investors Corp., et al. (File No. 812-14925), Release No. IC-33152 (July 9, 2018) (notice), Release No. IC-33191 (August 6, 2018) (order).

•	Equitable Financial Life Insurance Company (“EFLIC”);

•	Equitable Financial Life Insurance Company of America (“EFLICA” and together with EFLIC, “Equitable”);

•

Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund; and

•

Certain existing affiliated funds (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, AB-PCI, Equitable, and the Existing Wholly-Owned Subsidiaries, the “Applicants”).[3]

[3]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]

"Regulated Fund" means the Existing Regulated Funds and any Future Regulated Funds. "Future Regulated Fund" means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means the Existing Wholly-Owned Subsidiaries and any Future Wholly-Owned Investment Subsidiaries. “Future Wholly-Owned Investment Subsidiary” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]	“Adviser” means AB-PCI, and any other investment adviser controlling, controlled by, or under common control with AB-PCI. The term “Adviser” also includes any internally-managed Regulated Fund.
[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	AB BDC

AB BDC was formed as a corporation under the laws of the State of Maryland on February 6, 2015 and formally commenced investment operations on November 15, 2017. AB BDC is a closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. AB BDC intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. AB BDC’s principal place of business is 66 Hudson Boulevard East, New York, New York 10001.

AB BDC’s investment objective is to generate current income and prioritize capital preservation through a portfolio that primarily invests in directly-originated, privately-negotiated, secured, middle market loans. AB BDC has a five-member board, of which three members are not “interested persons” of AB BDC within the meaning of Section 2(a)(19) of the Act.9

B.	AB-LEND

AB-LEND was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on June 8, 2023 and formally commenced investment operations on April 30, 2024. AB-LEND is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. AB-LEND intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. AB-LEND’s principal place of business is 66 Hudson Boulevard East, New York, New York 10001.

AB-LEND’s investment objective is to generate attractive risk adjusted returns, predominantly in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation. AB-LEND has a five-member board, of which three are not “interested persons” of AB-LEND within the meaning of Section 2(a)(19) of the Act.

C.	AB-PCI

AB-PCI serves as the investment adviser to the Existing Regulated Funds, the Existing Affiliated Funds, and to certain investment accounts established by EFLIC and EFLICA. AB-PCI or another Adviser will serve as the investment adviser to any Future Regulated Fund. AB-PCI is a Delaware limited liability company and is a registered investment adviser under the Advisers Act. On the date of this Application, AB-PCI’s sole clients that intend to rely on the Order are the Existing Regulated Funds, the Existing Affiliated Funds, and EFLIC and EFLICA.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

AB-PCI is an indirect wholly owned subsidiary of AllianceBernstein L.P. (“AB”). Equitable Holdings, Inc. is also an indirect parent company of AB-PCI.

D.	Equitable

Prior to June 2020, EFLIC was named AXA Equitable Life Insurance Company. EFLIC is a stock life insurance company organized in 1859 under the laws of the State of New York. EFLIC is excluded from investment company status by Section 3(c)(3) of the 1940 Act. EFLIC has established certain investment accounts that are advised by AB-PCI. EFLIC is an indirect, wholly-owned subsidiary of Equitable Holdings, Inc, and Equitable Holdings, Inc. is an indirect parent company of AB-PCI. As a person under common control with AB-PCI, EFLIC is a person specified in Section 57(b) of the 1940 Act.

EFLICA is a stock life insurance company organized in 1969 under the laws of the State of Arizona. EFLICA is excluded from investment company status by Section 3(c)(3) of the 1940 Act. EFLICA has established certain investment accounts that are advised by AB-PCI. EFLICA is an indirect, wholly-owned subsidiary of Equitable Holdings, Inc, and Equitable Holdings, Inc. is an indirect parent company of AB-PCI. As a person under common control with AB-PCI, EFLICA is a person specified in Section 57(b) of the 1940 Act.

E.	The Existing Affiliated Funds

Each Existing Affiliated Fund is a Delaware limited partnership or Delaware limited liability company that is a privately-offered fund that would be an “investment company” but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.10 Each Existing Affiliated Fund invests in loan origination investments as part of its investment strategy.

A list of the Existing Affiliated Funds and their respective investment advisers is included on Schedule B hereto. Each Existing Affiliated Fund has its own respective general partner or managing member with general ultimate responsibility for the management and operations of such Existing Affiliated Fund. AB-PCI serves as investment adviser to the Existing Affiliated Funds.

F.	The Existing Wholly-Owned Subsidiaries

Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of an Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of such Existing Regulated Fund. Each Existing Wholly-Owned Subsidiary is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund. A list of the Existing Wholly-Owned Subsidiaries is included on Schedule A hereto.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

[10]

In the future, an Affiliated Entity that is not a Regulated Fund may register as a closed-end management investment company or elect to be regulated as a BDC under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to AB-PCI and any other Advisers that are deemed to be affiliated persons of AB-PCI, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with AB-PCI, Equitable, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal

[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6. Dispositions:

(a) Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Affiliated Entities may adopt shared Co-Investment Policies.
[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

7.Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

[20]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[21]

See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

AB Private Credit Investors LLC

66 Hudson Boulevard East

New York, New York 10001

Attention:

J. Brent Humphries

Wesley Raper

(212) 969-1000

AltsLegalNotices@alliancebernstein.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

AB Private Credit Investors LLC 501 Commerce Street Nashville, TN 37203 Attention: Leon Hirth (629) 213-5425	Kenneth E. Young, Esq. Paul S. Stevens, Esq. Dechert LLP Cira Center, 2929 Arch Street Philadelphia, PA 19104 (215) 994-2988

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. With respect to AB-LEND, the Sole Initial Trustee of AB-LEND initially adopted resolutions authorizing the Fund’s officers to file the Application and such authorization was subsequently ratified by the Board of Trustees of AB-LEND. Copies of the resolutions are provided below in Exhibit A.

Pursuant to Rule 0-2 under the 1940 Act, each person executing the Application on behalf of the AB BDC, AB-LEND, AB-PCI, the Existing Wholly-Owned Investment Subs, and the Existing Affiliated Funds says that he has duly executed the Application for and on behalf of the AB BDC, AB-LEND, AB-PCI, the Existing Wholly-Owned Investment Subs and the Existing Affiliated Funds; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Pursuant to Rule 0-2 under the 1940 Act, Equitable declares that this Application is signed by Glen Gardner as Chief Investment Officer of Equitable pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws of EFLIC and the Articles of Incorporation and By-Laws of EFLICA.

The Applicants have caused this Application to be duly signed on their behalf on the 3rd day of June, 2025.

AB PRIVATE CREDIT INVESTORS CORPORATION

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AB PRIVATE LENDING FUND

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Authorized Signatory

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, L.P.

By: AB Private Credit Investors Middle Market Direct Lending G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND II, L.P.

By: AB Private Credit Investors Middle Market Direct Lending G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, SICAV-SIF S.C.SP.,

By: AB Private Credit Investors Middle Market Direct Lending G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB ABBOTT PE CO-INVEST PARTNERS L.P.

By: AB Private Credit Investors LLC, the general partner of AB PE Co-Invest Partners GP L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB EQUITY INVESTORS L.P.

By: AB Equity Investors GP LLC, its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB ABBOTT PE CO-INVEST 2020 FUND L.P.

By: AB Abbott PE Co-Invest 2020 Fund L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB ABBOTT PE CO-INVEST 2024 FUND L.P.

By: AB Abbott PE Co-Invest 2024 Fund L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB-ABBOTT PRIVATE EQUITY INVESTORS 2019 (DELAWARE) FUND L.P.

By: AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB-ABBOTT PRIVATE EQUITY INVESTORS 2020 (DELAWARE) FUND L.P.

By: AB-Abbott Private Equity Investors G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2021 (DELAWARE) FUND L.P.

By: AB-Abbott Private Equity Solutions 2021 G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2022 (DELAWARE) FUND L.P.

By: AB-Abbott Private Equity Solutions 2022 G.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2023 (DELAWARE) FUND L.P.

By: AB-Abbott Private Equity Solutions 2023 G.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB-ABBOTT PRIVATE EQUITY SOLUTIONS 2024 (DELAWARE) FUND L.P.

By: AB-Abbott Private Equity Solutions 2024 G.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB PRIVATE CREDIT INVESTORS PACIFIC FUNDING RR L.P.

By: ABPCI Pacific Funding RR GP Ltd., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

AB ENERGY OPPORTUNITY FUND, L.P.

By: AB Energy Opportunity Management, LLC, its general partner

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Senior Vice President

AB ENERGY OPPORTUNITY (DELAWARE) FUND II, L.P.

By: AB Energy Opportunity Management II LLC, its general partner

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Senior Vice President

AB PRIVATE CREDIT INVESTORS LLC

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

By:	/s/ Glen Gardner
Name:	Glen Gardner
Title:	Chief Investment Officer

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

By:	/s/ Glen Gardner
Name:	Glen Gardner
Title:	Chief Investment Officer

ABPCI DIRECT LENDING FUND CLO VI DEPOSITOR LLC By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCI DIRECT LENDING FUND CLO VI LTD By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCI DIRECT LENDING FUND CLO XIII LTD By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCI DIRECT LENDING FUND CLO XIII DEPOSITOR LLC By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCI DIRECT LENDING FUND CLO XIII FIRST STATIC SUBSIDIARY LTD By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCI DIRECT LENDING FUND CLO XIII SECOND STATIC SUBSIDIARY LTD By: AB Private Credit Investors LLC, investment adviser and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

AB-PCI MMDL FUND IV, S.C.SP

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Senior Vice President and Authorized Signatory

ABPCIC AVANT LLC By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Avant LLC

ABPCIC EQUITY HOLDINGS, LLC By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Equity Holdings, LLC

ABPCIC FUNDING II LLC By: AB Private Credit Investors Corporation, designated manager

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Funding II, LLC

ABPCIC FUNDING IV LLC By: AB Private Credit Investors LLC, investment advisor and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCIC FUNDING V LLC By: AB Private Credit Investors LLC, investment advisor and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCIC FUNDING VI LLC By: AB Private Credit Investors LLC, investment advisor and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCI DIRECT LENDING FUNDING XV LLC By: AB Private Credit Investors LLC, investment advisor and authorized signatory

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

ABPCIC NC HOLDINGS LLC By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC NC Holdings LLC

ABPCIC SWYFT HOLDINGS LLC By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Swyft Holdings LLC

ABPCIC CL SERVICES HOLDINGS, LLC By: ABPCIC Equity Holdings, LLC, managing member By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC CL Services Holdings, LLC

ABPCIC CONCERTO HOLDINGS LLC By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Concerto Holdings LLC

ABPCIC CONSORTIUM NETWORKS, LLC By: ABPCIC Equity Holdings, LLC, managing member By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Consortium Networks, LLC

ABPCIC KALKOMEY HOLDINGS LLC By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Kalkomey Holdings LLC

ABPCIC RACE COMMUNICATIONS HOLDINGS LLC By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Race Communications Holdings LLC

ABPCIC SERVPRO HOLDINGS LLC By: ABPCIC Equity Holdings, LLC, managing member By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Servpro Holdings LLC

ABPLF SPV I LLC By: AB Private Credit Investors Corporation, managing member

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPLF SPV I LLC

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated June 3, 2025, for and on behalf of AB Private Credit Investors Corporation, AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Private Credit Investors Middle Market Direct Lending Fund II, L.P., AB Private Credit Investors Middle Market Direct Lending Fund, SICAV-SIF S.C.SP., AB Abbott PE Co-Invest Partners L.P., AB Equity Investors L.P., AB Abbott PE Co-Invest 2020 Fund L.P., AB Abbott PE Co-Invest 2024 Fund L.P., AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2022 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2023 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2024 (Delaware) Fund L.P., AB-PCI MMDL Fund IV, S.C.SP, AB Private Credit Investors Pacific Funding RR L.P., and AB Private Credit Investors LLC, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

AB Private Credit Investors Corporation, AB Private Credit Investors LLC

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Private Credit Investors Middle Market Direct Lending Fund II, L.P., AB Private Credit Investors Middle Market Direct Lending Fund, SICAV-SIF S.C.SP., L.P., AB Abbott PE Co-Invest Partners L.P., AB Equity Investors L.P., AB Abbott PE Co-Invest 2020 Fund L.P., AB Abbott PE Co-Invest 2024 Fund L.P., AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P., AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2022 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2023 (Delaware) Fund L.P., AB-Abbott Private Equity Solutions 2024 (Delaware) Fund L.P., AB-PCI MMDL Fund IV, S.C.SP, AB Private Credit Investors Pacific Funding RR L.P.

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application, dated June 3, 2025, for and on behalf of Equitable, that he holds the office with such entity as indicated below and that all action by the directors, stockholders or other bodies necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts with respect to Equitable set forth herein are true to the best of his knowledge, information and belief.

Equitable Financial Life Insurance Company Equitable Financial Life Insurance Company of America

By:	/s/ Glen Gardner
Name:	Glen Gardner
Title:	Chief Investment Officer

The undersigned states that he has duly executed the foregoing Application, dated June 3, 2025, for and on behalf of AB Energy Opportunity Fund, L.P. and AB Energy Opportunity (Delaware) Fund II, L.P. as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

AB Energy Opportunity Fund, L.P. and AB Energy Opportunity (Delaware) Fund II, L.P.

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Senior Vice President

The undersigned states that he has duly executed the foregoing Application, dated June 3, 2025, for and on behalf of AB Private Lending Fund, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

AB Private Lending Fund

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Authorized Signatory

The undersigned states that he has duly executed the foregoing Application, dated June 3, 2025, for and on behalf of ABPCI Direct Lending Fund CLO VI Depositor LLC, ABPCI Direct Lending Fund CLO VI Ltd, ABPCI Direct Lending Fund CLO XIII LTD, ABPCI Direct Lending Fund CLO XIII Depositor LLC, ABPCIC Funding IV LLC, ABPCIC Funding V LLC, ABPCIC Funding VI LLC, ABPCI Direct Lending Funding XV LLC, ABPCI Direct Lending Fund CLO XIII First Static Subsidiary Ltd, and ABPCI Direct Lending Fund CLO XIII Second Static Subsidiary Ltd, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ABPCI Direct Lending Fund CLO VI Depositor LLC, ABPCI Direct Lending Fund CLO VI Ltd, ABPCI Direct Lending Fund CLO XIII LTD, ABPCI Direct Lending Fund CLO XIII Depositor LLC, ABPCIC Funding IV LLC, ABPCIC Funding V LLC, ABPCIC Funding VI LLC, ABPCI Direct Lending Funding XV LLC, ABPCI Direct Lending Fund CLO XIII First Static Subsidiary Ltd, and ABPCI Direct Lending Fund CLO XIII Second Static Subsidiary Ltd

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors LLC

The undersigned states that he has duly executed the foregoing Application, dated June 3, 2025, for and on behalf of ABPCIC Funding II LLC, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ABPCIC Funding II LLC

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and authorized signatory for ABPCIC Funding II LLC

The undersigned states that he has duly executed the foregoing Application, dated June 3, 2025, for and on behalf of ABPCIC Avant LLC, ABPCIC Equity Holdings, LLC, ABPCIC NC Holdings LLC, ABPCIC Swyft Holdings LLC, ABPCIC CL Services Holdings, LLC, ABPCIC Concerto Holdings LLC, ABPCIC Consortium Networks, LLC, ABPCIC Kalkomey Holdings LLC, ABPCIC Race Communications Holdings LLC, ABPCIC Servpro Holdings LLC and ABPLF SPV I LLC that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ABPCIC Avant LLC, ABPCIC Equity Holdings, LLC, ABPCIC NC Holdings LLC, ABPCIC Swyft Holdings LLC, ABPCIC CL Services Holdings, LLC, ABPCIC Concerto Holdings LLC, ABPCIC Consortium Networks, LLC, ABPCIC Kalkomey Holdings LLC, ABPCIC Race Communications Holdings LLC, ABPCIC Servpro Holdings LLC, ABPLF SPV I LLC

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President of AB Private Credit Investors Corporation and Authorized Signatory

SCHEDULE A

Existing Wholly-Owned Subsidiaries of AB Private Credit Investors Corporation :

ABPCIC Equity Holdings, LLC

ABPCIC NC Holdings LLC

ABPCIC Funding II LLC

ABPCIC Funding IV LLC

ABPCIC Funding V LLC

ABPCIC Funding VI LLC

ABPCIC Swyft Holdings LLC

ABPCI Direct Lending Fund CLO VI Depositor LLC

ABPCI Direct Lending Fund CLO VI Ltd

ABPCI Direct Lending Fund CLO XIII LTD

ABPCI Direct Lending Fund CLO XIII Depositor LLC

ABPCI Direct Lending Fund CLO XIII First Static Subsidiary Ltd

ABPCI Direct Lending Fund CLO XIII Second Static Subsidiary Ltd

ABPCIC Avant LLC

ABPCIC CL Services Holdings, LLC

ABPCIC Concerto Holdings LLC

ABPCIC Consortium Networks, LLC

ABPCIC Kalkomey Holdings LLC

ABPCIC Race Communications Holdings LLC

ABPCIC Servpro Holdings LLC

Existing Wholly-Owned Subsidiary of AB Private Lending Fund:

ABPLF SPV I LLC

SCHEDULE B

Each Existing Affiliated Fund is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1) or Section 3(c)(7). Each of the Existing Affiliated Funds is advised by AB Private Credit Investors LLC.

AB Private Credit Investors Middle Market Direct Lending Fund, L.P.

AB Private Credit Investors Middle Market Direct Lending Fund II, L.P.

AB Private Credit Investors Middle Market Direct Lending Fund, SICAV-SIF S.C.SP.

AB Equity Investors L.P.

AB Abbott PE Co-Invest Partners L.P.

AB Abbott PE Co-Invest 2020 Fund L.P.

AB Abbott PE Co-Invest 2024 Fund L.P.

AB-Abbott Private Equity Investors 2019 (Delaware) Fund L.P.

AB-Abbott Private Equity Investors 2020 (Delaware) Fund L.P.

AB-Abbott Private Equity Solutions 2021 (Delaware) Fund L.P.

AB-Abbott Private Equity Solutions 2022 (Delaware) Fund L.P.

AB-Abbott Private Equity Solutions 2023 (Delaware) Fund L.P.

AB-Abbott Private Equity Solutions 2024 (Delaware) Fund L.P.

AB-PCI MMDL Fund IV, S.C.SP

AB Private Credit Investors Pacific Funding RR L.P.

AB Energy Opportunity Fund, L.P.

AB Energy Opportunity (Delaware) Fund II, L.P.

EXHIBIT A

Resolutions Adopted by the Board Directors (the “Board”) of

AB Private Credit Investors Corporation (the “Company”)

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 (the “1940 Act”), all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretative positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretative positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretative positions; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and it is further

RESOLVED, that all actions heretofore taken by any officer or director of the Company in connection with, or with respect to, the matters referred to in the foregoing resolutions be and hereby are confirmed, ratified and approved in all respects.

Resolutions Adopted by the Sole Initial Trustee (the “Sole Initial Trustee”) of

AB Private Lending Fund (the “Company”)

WHEREAS, the Sole Initial Trustee believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 (the “1940 Act”), all as more fully set forth in the draft Application that has been presented to the Sole Initial Trustee; and

WHEREAS, the Sole Initial Trustee has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretative positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretative positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretative positions; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and it is further

RESOLVED, that all actions heretofore taken by any officer, director, or trustee of the Company in connection with, or with respect to, the matters referred to in the foregoing resolutions be and hereby are confirmed, ratified and approved in all respects.